July 11, 2018

VIA EDGAR Christine Dietz, Assistant Chief Accountant Becky Chow, Staff Accountant Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Bitauto Holdings Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2017 (the “2017 Form 20-F”)

Filed on April 27, 2018 (File No. 001-34947)

Dear Ms. Christine and Ms. Becky:

This letter sets forth the Company’s responses to the comments contained in the letter dated June 27, 2018 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s 2017 Form 20-F. The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2017 Form 20-F.

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Operating and Financial Review and Prospects
Critical Accounting Policies and Estimates
Goodwill, page 76

1.	Please tell us the percentage by which the fair value of each of your reporting units exceeded its carrying value as of your most recent test. As part of your response, please tell us how the decline in your market capitalization was considered when performing your analysis. To the extent that any reporting unit is at risk of failing the impairment test, disclose the following:
•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	The amount of goodwill allocated to the reporting unit;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
•	A discussion of the degree of uncertainty associated with the key assumptions; and
•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Securities and Exchange Commission

July 11, 2018

Alternatively, if no reporting unit is at risk of failing the test, please disclose that fact.

The Company respectfully advises the Staff that based on the goodwill impairment test, it believes that no reporting unit is at risk of failing the test as of December 31, 2015, 2016 and 2017.

The Company’s goodwill impairment is tested at the reporting unit level, i.e., advertising and subscription business, transaction services business and digital marketing solutions business. The Company determines the fair value of each reporting unit based on cash flow projection of financial forecasts covering a five-year period with a terminal value related to the future cash flows extrapolated using estimated growth rates beyond the five-year period. The test process is covered by internal control process established by the Company.

The key assumptions used by management for fair value calculations include annual revenue growth rates, discount rates and estimated growth rates beyond the five-year period for each reporting unit. The revenue growth rates are consistent with those estimated by industry reports, and do not exceed the long-term average growth rates of the industry the Company operates. Management estimates budgeted gross margin based on past experiences and forecasts of future market developments. The discount rate used by management is the weighted average cost of capital that is able to reflect the risks. The estimated growth rate beyond the five-year period is assumed to be the same as the rate used by industry reports.

In addition, when performing goodwill impairment test, the Company deems market capitalization as reference for the total estimated fair value of all of the Company’s reporting units.

For the goodwill impairment test performed as of December 31, 2017, the amount of goodwill allocated to advertising and subscription business, transaction services business and digital marketing solutions business were RMB327.8 million, RMB116.7 million and RMB99.2 million respectively. The percentages by which the fair value of reporting unit exceeded its carrying value were 47.6%, 71.8% and 59.8% for advertising and subscription business, transaction services business and digital marketing solutions business, respectively. Moreover, the total fair value of all of the reporting units was close to the market capitalization of RMB15.1 billion as of December 31, 2017.

The Company also performed a sensitivity analysis for each reporting unit based on key assumptions used in 2017 annual goodwill impairment test. A reasonably possible change of within 2% range in key assumptions, such as discount rates and terminal growth rates identified for each reporting unit, would not cause the reporting unit’s carrying amount to exceed its fair value as of December 31, 2017.

Securities and Exchange Commission

July 11, 2018

In response to the Staff’s comment, the Company will further disclose the fact that no reporting unit is at risk of failing the test in the future filings of its annual report on Form 20-F. Set forth below is the Company’s proposed disclosure:

“As of our testing date, the fair value of each reporting unit exceeded its carrying amount and no reporting units were at risk of failing the impairment test. As a result, no impairment charge was recognized.”

Consolidated Balance Sheets, page F-4

2.	Please tell us what consideration was given to separately presenting encumbered and unencumbered finance receivables on the face of your consolidated balance sheets. Please refer to ASC 860-30-45-1.

The Company respectfully advises the Staff that the Company has disclosed the total encumbered finance receivables in footnote 13 Finance receivables, net, on page F-47:

“As of December 31, 2016 and 2017, the collateralized finance receivables transferred to the securitization vehicles were RMB5.12 billion and RMB10.44 billion, respectively. Please refer to “Note 2 - Summary of significant accounting policies—Asset-backed securitization debt” for details. The Group also secures certain borrowings from financial institutions with the cash proceeds of certain of the Group’s finance receivables. As of December 31, 2016 and 2017, the finance receivables collateralized for borrowings from financial institutions were RMB2.18 billion and RMB12.20 billion, respectively.”

In response to the Staff’s comment, the Company will further separately present encumbered and unencumbered finance receivables on the face of consolidated balance sheets in the future filings of its annual report on Form 20-F.

Securities and Exchange Commission

July 11, 2018

Set forth below is the Company’s proposed disclosure of the assets part of consolidated balance sheets, using the amounts as of December 31, 2016 and 2017 for illustration purposes (amounts in thousands of RMB):

		2016	2017
	Notes	RMB	RMB

Assets

Current assets
Cash and cash equivalents		2,021,989	9,555,027
Time deposits		2,000	-
Restricted cash		5,475,576	811,596
Accounts receivable, net	6	2,068,615	2,854,410
Bills receivable		110,236	330,544
Prepayments and other receivables	7	611,675	1,103,683
Due from related parties	25	409,091	205,031
Uncollateralized finance receivables - current portion, net	13	2,671,408	2,963,926
Collateralized finance receivables - current portion, net	13	3,086,867	10,289,972
Other current assets		17,502	3,180
Total current assets		16,474,959	28,117,369

Non-current assets
Restricted cash		150,000	672,736
Investment in equity investees	9	1,447,472	1,184,196
Property, plant and equipment, net	10	194,560	1,296,196
Intangible assets, net	11	2,342,840	1,726,321
Deferred tax assets	22	17,387	52,508
Goodwill	12	444,933	543,655
Uncollateralized finance receivables - non-current portion, net	13	3,706,268	4,181,627
Collateralized finance receivables - non-current portion, net	13	4,218,492	12,356,080
Other non-current assets	14	937,845	1,385,044
Total non-current assets		13,459,797	23,398,363

Total assets		29,934,756	51,515,732

3.	Please disclose the assets of the consolidated variable interest entities (VIEs) that can be used only to settle obligations of the consolidated VIE. Refer to ASC 810-10-45-25.

In response to the Staff’s comment, the Company will further disclose the assets of the consolidated variable interest entities (VIEs) that can be used only to settle obligations of the consolidated VIE in the future filings of its annual report on Form 20-F.

Set forth below is the Company’s proposed disclosure, using the amounts as of December 31, 2017 for illustration purposes:

“In accordance with contractual agreements, the Company has the power to direct activities of the VIEs and subsidiaries of VIEs and can have assets transferred out of the VIEs and subsidiaries of VIEs. Therefore, the Company considers that there is no asset in any of the consolidated VIEs and subsidiaries of VIEs that can be used only to settle obligations of these entities, except for registered capital and PRC statutory reserves amounting to RMB577.0 million as of December 31, 2017. Creditors of the VIEs and subsidiaries of VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs and subsidiaries of VIEs.”

Securities and Exchange Commission

July 11, 2018

22. Income tax expense, page F-53

4.	Please disclose the tax years that remain subject to examination by major tax jurisdictions. Refer to ASC 740-10-50-15e.

In response to the Staff’s comment, the Company will disclose the tax years that remain subject to examination by major tax jurisdictions in the future fillings of its annual report on Form 20-F.

Set forth below is the Company’s proposed disclosure, using the amounts for the year ended December 31, 2017 for illustration purposes:

“In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2013 through 2017 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.”

27. Operating segment information, page F-65

5.	Your disclosure on page F-27 indicates that cost of revenue includes funding costs which would appear to include interest expense. As cost of revenue is included in the measure of segment profitability disclosed on page F-66 for your Transaction services segment, please disclose the interest expense included in funding costs separately for this segment. Similar concerns apply to interest revenues. Refer to ASC 280-10-50-22(c) and (d).

The Company respectfully advises the Staff that the funding costs was primarily composed of interest expense and leasing revenue was primarily composed of interest revenue.

In response to the Staff’s comment, the Company will clarify the composition of the funding costs and leasing revenue in the future fillings of its annual report on Form 20-F. Set forth below is the Company’s proposed disclosure, using the amounts for the years ended December 31, 2016 and 2017:

“For the years ended December 31, 2016 and 2017, the leasing revenue, which was interest revenue earned from automobile financing lease services, were RMB863.7 million and RMB3.03 billion, and funding costs, which was interest expenses incurred for automobile financing lease and operating lease services, were RMB187.2 million and RMB1.14 billion, respectively. The leasing revenue and funding costs were immaterial for the years ended December 31, 2015.”

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Securities and Exchange Commission

July 11, 2018

If you have any additional questions or comments regarding the 2017 Form 20-F, please contact the undersigned at (8610) 6849-2298 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740-4863, respectively. Thank you very much.

Very truly yours,

/s/ Ming Xu

Ming Xu
Chief Financial Officer
Bitauto Holdings Limited

cc:	Bin Li, Chairman of the Board of Directors, Bitauto Holdings Limited

Xuan Zhang, Chief Executive Officer and Director, Bitauto Holdings Limited

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Geoffrey Wang, PricewaterhouseCoopers Zhong Tian LLP

Sunny Dong, PricewaterhouseCoopers Zhong Tian LLP